

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

James B. Bathon
Legal Counsel
Banco Santander SA
45 East 53rd St
New York, NY 10022

> **Re:** **Banco Santander S.A.**
> **Amendment No. 1 to the Registration Statement on Form F-4**
> **Filed July 24, 2014**
> **File No. 333-196887**

Dear Mr. Bathon:

We have reviewed your amended registration statement and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 3 from our letter dated July 14, 2014. Please provide an opinion of counsel opining that the voting, redemption, dividend, liquidation and individual shareholder rights of action of holders of Santander ordinary shares will be substantially equivalent to the rights enjoyed by holders of Santander Brasil securities who participate in the offer. Refer generally to Rule 13e-3(g)(2).

Background of the Exchange Offer, page 53

2. We note your response to comment 8 from our letter dated July 14, 2014. We are not able to agree with your analysis that the "laudo" provided Goldman Sachs is not a report, opinion or appraisal materially related to the transaction. Consequently, please provide the information required by Item 4 of Form F-4.

<u>Santander Spain's Reason for the Proposed Exchange Offer, page 55</u>

3. Revise this section to clarify whether Santander Spain considered the discount to the book value implied by the exchange offer in determining that the agreement was attractive to shareholders of both Santander Spain and Santander Brasil.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Chris Windsor, Special Counsel at (202) 551-3419 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director